FILED BY HCBF Holding Company, Inc.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, as amended

SUBJECT COMPANY: HCBF Holding Company, Inc.

(Commission File No. 333-217395)

HCBF Holding Company, Inc.

200 South Indian River Drive, Suite 101 – Fort Pierce, Florida 34950 – (772) 409-2270

November 15, 2017

Dear Fellow Shareholders:

I am enclosing the unaudited financial statements of HCBF for the quarter ending 09/30/17 and will take the opportunity to summarize the results and to review recent events.

•	Consolidated assets of HCBF were $2.180 billion as of 09/30/17 as compared to $1.790 billion at 12/31/16. The growth of approximately $390 million (a 21% increase) was largely due to the Jefferson Bank acquisition in this most recent quarter.

•	Income for HCBF, on a consolidated basis for the quarter ending 09/30/17 was $2.10 million as compared to $2.26 million for the 09/30/16 quarter. For the nine months ending 09/30/17, net income was $6.53 million up from $5.49 million for the nine months ending 09/30/16. The prime reasons for the $137 thousand decrease in the 09/30/17 quarterly income from the 09/30/16 quarterly period were the increase of non-interest expense of almost $2.7 million, an increase of $479 thousand in provision for Loan Losses, a $316 thousand decrease in non-interest income offset by a $3.28 million increase in net-interest income. The increase in non-interest expense came primarily from overall increases in expenses for staffing and facilities due to the Jefferson closing and an increase of acquisition and conversion expenses of $1.67 million again largely due to Jefferson. The large increase in net-interest income was also a result of the Jefferson acquisition. Comparison for the first nine months of 2017 to 2016 showed organic growth in net-interest income in addition to the effect of Jefferson and generally good control of non-interest expense without the various costs that were a result of the Jefferson transaction.

•	Residential originations for the 09/30/17 quarter were approximately $37 million, down from $41 million the prior quarter. Residential originations for the nine months ending 09/30/17 were $106 million, down from $123 million for the same period in 2016. Some portion for the decrease in volume for the 2017 September quarter can be attributed to Hurricane Irma. The reduction of the 2017 nine month production compared to the nine months of 2016 could be a result of Hurricane Irma and a tightening of the single family residential purchase market. We expect modestly improved results for originations in the December quarter and continued improved results in 2018.

•	Commercial loan originations for the 09/30/17 quarter were almost $45 million, up slightly from $42 million the prior quarter. Originations for the nine months ending 09/30/17 were $133.2 million up from $126.9 million for the first nine months of 2016. These loans are primarily backed by real estate and are well spread throughout our various markets. Our pipeline is healthy and we look for a strong fourth quarter 2017 for commercial lending.

•	Deposits acquired in the Jefferson acquisition totaled $233 million, but growth for the quarter was only $178 million, which means we had some acquisition deposit runoff and seasonal outflows of $55 million. The mix of deposits continue to improve as we now have 33% of our deposits in non-interest bearing accounts spread throughout our 46 office network.

•	Harbor continues to make progress in reducing non-performing assets, primarily acquired in various acquisitions. Non-performing assets have substantially decreased since 12/31/16.

Finally, as you know, we are actively working to obtain the various regulatory approvals to go forward with our CenterState Bank merger. We plan to seek Harbor shareholder approval at a December special meeting of shareholders. Currently, we hope to close in the first quarter of 2018. We look forward to the opportunity to join with CenterState to create one of the largest and strongest Community Banks in Florida.

HCBF shareholders that would like a more detailed review of the Company’s financial performance can access the third quarter Form 10-Q that was filed with the SEC earlier this month. The 10-Q can be retrieved from the SEC.gov website or be accessing the Investor Relations page of Harborcb.com website.

Also included with this Company update is a letter directed to former Jefferson Shareholders with reminders to complete their stock transfers from Jefferson Bankshares Inc. to HCBF Holding Company Inc. as soon as possible to avoid complications and delays if the proposed CenterState merger is approved.

We thank all of our shareholders for their continued support and as always feel free to contact me with any questions.

Sincerely,

/s/ Michael J. Brown, Sr.

Michael J. Brown, Sr.

Chairman / CEO

HCBF HOLDING COMPANY, INC.

CONSOLIDATED BALANCE SHEETS

(Dollar amounts in thousands, except share data)

(unaudited)

	September 30, 2017	December 31, 2016
ASSETS
Cash and due from financial institutions	$37,456	$33,957
Interest-bearing deposits in other financial institutions	32,466	10,601
Cash and cash equivalents	69,922	44,558

Securities available-for-sale, at fair value	451,019	346,634
Securities held-to-maturity(fair value - $168,923 and $176,286)	170,194	178,232
Loans held for sale	7,548	8,384
Loans, net of allowance of $7,912 and $7,260	1,306,572	1,027,211
Covered loans, net of allowance for loan losses of $0 and $378	-	31,089
Federal Home Loan Bank Stock, at cost	8,111	4,584
Premises and equipment, net	53,920	51,442
Real estate owned, net	8,064	9,018
Goodwill	25,750	12,286
Other intangible assets, net	14,463	12,548
Bank owned life insurance	38,834	38,054
Deferred tax asset	13,195	15,022
FDIC Indemnification asset	-	526
Accrued interest receivable and other assets	12,014	10,302

	$2,179,606	$1,789,890

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits
Non-interest bearing	$558,162	$444,745
Interest bearing	1,181,390	1,034,063
Total deposits	1,739,552	1,478,808
Securities sold under agreement to repurchase	4,191	-
Federal Home Loan Bank advances	146,866	71,622
Junior subordinated debentures	6,015	5,943
Capital Lease obligation	730	769
Official checks	5,974	5,248
Accrued interest payable and other liabilities	19,435	9,807
Total liabilities	1,922,763	1,572,197

Commitments and contingent liabilities (Notes 5, 6 and 17)

Shareholders' equity
Preferred stock, noncumulative, $.001 par value, 5,000,000 shares authorized, none issued or outstanding	-	-
Common stock voting , $.001 par value; 40,000,000 shares authorized, 20,979,111 and 18,827,833 shares issued and outstanding	21	19
Common stock non-voting , $.001 par value; 10,000,000 shares authorized, 1,224,997 and 1,224,997 shares issued and outstanding	1	1
Additional paid-in capital	233,781	202,369
Retained earnings	25,301	18,772
Accumulated other comprehensive income (loss)	(2,261)	(3,468)
Total shareholders' equity	256,843	217,693

	$2,179,606	$1,789,890

HCBF HOLDING COMPANY, INC.

CONSOLIDATED STATEMENTS OF INCOME

(Dollar amounts in thousands, except per share data)

(unaudited)

	Three months ended		Nine months ended
	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
Interest and dividend income
Loans, including fees	$16,199	$13,343	$43,870	$41,087
Securities	3,298	2,505	9,173	7,144
Federal funds sold and other	179	91	437	331
Total interest income	19,676	15,939	53,480	48,562

Interest expense
Deposits	1,423	1,132	4,011	3,331
Federal Home Loan Bank advances	368	216	732	621
Repurchase agreements	3	-	3	-
Subordinated debentures and other	93	86	273	256
Total interest expense	1,887	1,434	5,019	4,208
Net interest income	17,789	14,505	48,461	44,354

Provision for loan losses	825	347	2,388	1,841
Net interest income after provision for loan losses	16,964	14,158	46,073	42,513

Non-interest income
Service charges on deposits	873	595	2,437	1,804
ATM and interchange income	736	721	2,293	2,158
Net gains on sale of loans	727	1,312	2,488	2,960
Net gains on sale of securities available-for-sale	4	282	18	287
Bank owned life insurance income	256	279	780	705
FDIC Indemnification asset amortization, net	(70)	(283)	(381)	(500)
Purchased credit impaired loan recoveries	253	251	720	692
Other	309	248	991	781
Total non-interest income	3,088	3,405	9,346	8,887

Non-interest expense
Salaries and employee benefits	7,849	7,040	22,416	21,376
Occupancy and equipment	2,205	2,112	6,092	6,418
Data processing	1,610	1,595	4,488	4,624
Regulatory assessments	252	198	682	985
Professional fees	510	426	1,491	1,156
Office expenses and supplies	366	350	1,015	1,156
Foreclosed assets, net	314	456	1,118	1,044
Advertising	139	170	474	572
Amortization of intangibles	677	606	1,820	1,929
Acquisition and conversion costs	1,745	73	2,125	262
Other	924	875	3,264	2,769
Total non-interest expense	16,591	13,901	44,985	42,291

Income before taxes	3,461	3,662	10,434	9,109
Income tax expense (benefit)	1,364	1,399	3,905	3,624
Net income	$2,097	$2,263	$6,529	$5,485

Earnings per share
Basic	$0.10	$0.11	$0.32	$0.27
Diluted	$0.09	$0.11	$0.31	$0.27

HCBF HOLDING COMPANY, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Nine Months ended,

(Dollar amounts in thousands, except share data)

							Accumulated
	Common Stock		Common Stock		Additional		Other
	Voting		Nonvoting		Paid-in	Retained	Comprehensive
	Shares	Amount	Shares	Amount	Capital	Earnings	income (loss)	Total

Balance at January 1, 2017	18,827,833	$19	1,224,997	$1	$202,369	$18,772	$(3,468)	$217,693

Net Income	-	-	-	-	-	6,529	-	6,529
Other Comprehensive income (loss)	-	-	-	-	-	-	1,207	1,207
Common stock issued - voting	2,119,020	2	-	-	30,724	-	-	30,726
Common stock issued - non-voting	-	-	-	-	-	-	-	-
Exercise of stock options, including tax benefit	32,258	-	-	-	325	-	-	325
Stock Based compensation	-	-	-	-	363	-	-	363

Balance at September 30, 2017	20,979,111	$21	1,224,997	$1	$233,781	$25,301	$(2,261)	$256,843

HCBF HOLDING COMPANY, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

(Dollar amounts in thousands, except per share data)

	For nine months ended September 30,
	2017	2016
Cash flows from operating activities:
Net income	$6,529	$5,485
Adjustments to reconcile net income to net cash
provided by operating activities:
Provision for loan losses	2,388	1,841
Depreciation and amortization of premises and equipment	2,092	2,100
Net accretion of purchase accounting adjustments	(1,060)	(2,510)
Net amortization(accretion) of investment securities	3,631	4,212
Net deferred loan origination fees (costs)	(179)	45
(Gain) on securities available-for-sale	(18)	(287)
Origination of loans held-for-sale	(60,655)	(63,214)
Proceeds from sales of loans held-for-sale	62,792	64,012
(Gain)loss on loans held-for-sale	(2,488)	(2,960)
(Gain)loss on disposal of real estate owned	(200)	(187)
Provision for real estate owned	935	897
FDIC indemnification expense, net	381	(470)
Stock based compensation expense	364	450
Increase in surrender value of bank owned life insurance	(780)	(705)
Deferred income tax expense(benefit)	1,794	560
Net change in :
Accrued interest receivable and other assets	(73)	(849)
Accrued interest payable and other liabilities	7,150	1,615
Net cash from operating activities	22,603	10,035

Cash flows from investing activities:
Available-for-sale securities:
Purchases	(119,784)	(124,674)
Maturities, prepayments, and calls	54,672	64,293
Sales	7,185	51,163
Held-to-maturity securities:
Purchases	(10,280)	(59,634)
Maturities, prepayments, and calls	14,378	22,852
Loan originations and repayments, net	(5,634)	(29,737)
Purchase of premises and equipment, net	(251)	(810)
Purchase of Federal Home loan bank stock , net	(1,263)	20
Proceeds from sale of real estate owned	2,960	3,416
Purchase of bank owned life insurance	-	(10,000)
Cash received from FDIC loss sharing agreement	-	785
Cash received from acquisitions	7,209	-
Net cash used in investment activities	(50,808)	(82,326)

Cash flows from financing activities:
Net change in deposits	29,499	46,126
Net change in securities sold under agreement to repurchase	(1,656)	-
Proceeds from Federal Home Loan Bank and other debt	275,000	543,300
Repayment of Federal Home Loan Bank and other debt	(246,569)	(543,154)
Extinguishment of senior debt	(3,030)	-
Proceeds from exercised stock options	325	-
Net proceeds from financing activities	53,569	46,272

Net change in cash and cash equivalents	25,364	(26,019)
Beginning cash and cash equivalents	44,558	80,737

Ending cash and cash equivalents	$69,922	$54,718

HCBF Holding Company, Inc.

200 S. Indian River Drive, Suite 101 – Fort Pierce, Florida 34950 – (772) 409-2270

November 15, 2017

Dear Former Jefferson Bankshares Shareholders:

Most of you have exchanged your Jefferson (JFBF) shares for Harbor Community Bank (HCBF) shares for all stock or a combination of cash and stock. If all your shares have been exchanged, thank you again for your confidence and Congratulations.

For those who have not yet completed the process we strongly encourage you to do so now. If you have any questions about the process please contact Tammy Brigmond or Bob McGivney.

If you cannot find your Jefferson shares, please look again because the indemnity bond to secure the re-issue is not inexpensive. If you are still unable to locate your shares, please contact Tammy to get the paperwork started to replace those certificates.

Some of our Jefferson shareholders who used an IRA or other retirement account have had an issue with the back office of their Custodian not being willing to hold HCBF shares because the shares are not publicly traded or valued.

Some custodians have been comfortable having the transfer agent, American Stock Transfer (AST), hold the shares for the Custodian in an electronic format, while other Custodians have declined to hold the shares that way. Please confirm with your Custodian that they will continue to hold your HCBF shares.

Again, we strongly encourage you to send your Jefferson shares to AST with the Transmittal Letter today if you have not yet done so. If you need a copy of your Transmittal Letter contact Tammy.

The final shareholder vote to approve the sale of Harbor to CenterState (CSFL) is scheduled for December 13, 2017 and the legal close early in 2018 for which you will need to be holding Harbor Community Bank shares. Once your shares have been properly transferred to HCBF shares the exchange of shares from HCBF to CSFL should be relatively smooth.

Please call Tammy or Bob with any questions.

Tammy Brigmond – 813-749-2789 / tammybrigmond@harborcb.com

Bob McGivney – 813-749-2727 / bobmcgivney@harborcb.com

Thank you,

/s/ J. Hal Roberts	/s/ Robert B. McGivney
J. Hal Roberts	Robert B. McGivney
President and COO	President – Tampa Bay Market

Additional Information About the Proposed Transaction and Where to Find It

This communication is being made in respect of the proposed transaction involving CenterState Bank Corporation (“CSFL”) and HCBF Holding Company, Inc. (“HCBF”). This material is not a substitute for the definitive joint proxy statement/prospectus or any other documents which CSFL and HCBF may send to their respective shareholders in connection with the proposed merger. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities.

In connection with the proposed transaction, CSFL has filed with the Securities and Exchange Commission (“SEC”) and the SEC has declared effective, a definitive Registration Statement on Form S-4 that includes a joint proxy statement of CSFL and HCBF and a prospectus of CSFL, as well as other relevant documents concerning the proposed transaction. Investors and security holders are also urged to carefully review and consider each of CSFL’s and HCBF’s public filings with the SEC, including but not limited to CSFL’s Annual Reports on Form 10-K, proxy statements, Current Reports on Form 8-K and Quarterly Reports on Form 10-Q, and HCBF’s Current Reports on Form 8-K and Quarterly Reports on Form 10-Q. Both CSFL and HCBF have mailed the joint proxy statement/prospectus to their respective shareholders. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS AND SHAREHOLDERS OF CSFL AND HCBF ARE URGED TO CAREFULLY READ THE ENTIRE DEFINITIVE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other filings containing information about CSFL and HCBF at the SEC’s website at www.sec.gov. The joint proxy statement/prospectus and the other filings may also be obtained free of charge at CSFL’s website at www.centerstatebanks.com, or from HCBF by requesting them in writing to HCBF Holding Company, Inc., Attention: Secretary, 200 S. Indian River Drive, Suite 101, Fort Pierce, FL 34950.

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the expected timing, completion, financial benefits and other effects of the proposed merger between CSFL and HCBF. Forward-looking statements can be identified by the use of the words “anticipate,” “believe,” “expect,” “intend,” “could” and “should,” and other words of similar meaning. These forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties and there are a number of factors that could cause actual results to differ materially from those in such statements. Factors that might cause such a difference include, but are not limited to: expected cost savings, synergies and other financial benefits from the proposed merger might not be realized within the expected time frames and costs or difficulties relating to integration matters might be greater than expected; the requisite shareholder and regulatory approvals for the proposed merger might not be obtained; satisfaction of other closing conditions; delay in closing the proposed merger; the reaction to the transaction of the companies’ customers and employees; market, economic, operational, liquidity, credit and interest rate risks associated with CSFL’s and HCBF’s businesses; competition; government legislation and policies (including the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act and its related regulations); ability of CSFL and HCBF to execute their respective business plans (including integrating the CSFL and HCBF businesses); changes in the economy which could materially impact credit quality trends and the ability to generate loans and gather deposits; failure or circumvention of our internal controls; failure or disruption of our information systems; significant changes in accounting, tax or regulatory practices or requirements; new legal obligations or liabilities or unfavorable resolutions of litigations; other matters discussed in this document and other factors identified in CSFL’s Annual Report on Form 10-K, HCBF’s Quarterly Reports on Form 10-Q and Registration Statement on Form S-4 and other periodic filings with the SEC. These forward-looking statements are made only as of the date of this document, and neither CSFL nor HCBF undertakes an obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this document.